UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                         to

Commission File Number 001-35565

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ABBVIE SAVINGS PROGRAM

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AbbVie Inc.

1 North Waukegan Road

North Chicago, IL 60064

AbbVie Savings Plan

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
December 31, 2023 and 2022 and for the Year Ended December 31, 2023
With Report of Independent Registered Public Accounting Firm

AbbVie Savings Plan

C O N T E N T S

December 31, 2023 and 2022 and for the Year Ended December 31, 2023

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of AbbVie Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of AbbVie Savings Plan (the Plan) as of December 31, 2023 and 2022, and the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2023 and 2022, and the changes in its net assets available for benefits for the year ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

3

Supplemental Schedule Required by ERISA

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2023 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2018.

Chicago, Illinois

June 27, 2024

4

AbbVie Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2023 and 2022

(Dollars in thousands)

	2023	2022
Assets
Investments, at fair value	$11,550,154	$10,147,797
Employer contributions receivable	108,530	89,335
Notes receivable from participants	68,703	65,136
Transactions pending investment	16	3,182

Total assets	11,727,403	10,305,450

Liabilities
Accrued investment management fees	108	115
Transactions pending redemption	127	-
Excess contributions payable	-	8

Total liabilities	235	123

NET ASSETS AVAILABLE FOR BENEFITS	$11,727,168	$10,305,327

The accompanying notes are an integral part of these statements.

5

AbbVie Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2023

(Dollars in thousands)

Additions
Contributions
Employer	$306,087
Participant	404,589
Rollovers	47,168

Total contributions	757,844

Investment income
Net appreciation in fair value of investments	1,361,802
Interest and dividends	98,098

Net investment income	1,459,900

Interest income on notes receivable from participants	3,368

Total additions	2,221,112

Deductions
Benefits paid to participants	796,115
Other expenses	3,644

Total deductions	799,759

Net increase before transfers	1,421,353

Transfer into Plan	488

NET INCREASE	1,421,841

Net assets available for benefits
Beginning of year	10,305,327

End of year	$11,727,168

The accompanying notes are an integral part of this statement.

6

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

NOTE A - DESCRIPTION OF THE PLAN

The following description of the AbbVie Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

In general, United States employees of AbbVie Inc. ("AbbVie”) and selected participating subsidiaries and affiliates may, after meeting certain employment requirements, voluntarily participate in the Plan. Any eligible employee who begins employment or re-employment on or after January 1, 2022, and any eligible employee who first becomes eligible to participate in the Plan on or after January 1, 2022, shall be covered by the AbbVie Savings Plan Plus (“ASP+”) provisions set forth in the Plan document. The ASP+ provisions provide for automatic enrollment into the Plan and matching contribution and annual company contribution formulas that differ from those that apply to participants who joined the Plan before January 1, 2022. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Empower Retirement serves as the recordkeeper and Empower Trust Company, LLC (“Custodian” and “Trustee”) serves as the custodian and trustee.

Contributions and Vesting

Contributions to the Plan are paid to the AbbVie Savings Plan Trust (“Trust”). The Trust is administered by the Trustee and an investment committee comprised of AbbVie employees (the “Committee”).

Employees are eligible to make contributions immediately following their date of hire. Eligible employees electing to participate may choose to make their contributions from pretax earnings, after-tax earnings or both. Participants who have attained age 50 before the end of the Plan year and who are making the maximum pretax contributions are eligible to make catch-up contributions. The Plan also permits Roth 401(k) after-tax contributions and a Roth 401(k) conversion feature. The pretax contributions are a pay conversion feature, which is a salary deferral option under the provisions of Section 401(k) of the Internal Revenue Code (“IRC”). All the contributions are subject to certain limitations of the IRC. Participant contributions may be invested in any of the investment options offered by the Plan.

7

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2023 and 2022

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Eligible employees who are not covered by ASP+ and who elect to participate in the Plan may contribute from 2% to 50% of their eligible earnings to the Trust. Eligible employees covered by ASP+ and who elect to participate in the Plan may contribute from 1% to 50% of their eligible earnings to the Trust. Following the 30-day period from an employee’s hire or eligibility date, employees covered by ASP+ who have not affirmatively enrolled in the Plan and elected a specified contribution type and percentage or who have not opted out of automatic contributions, will be automatically enrolled in the Plan to contribute 3% of their pretax earnings.

Employer matching contributions to the Plan are made each payroll period based on the participating employees’ eligible earnings. Catch-up contributions are not eligible for matching contributions. The amount of the employer matching contribution for participants not covered by ASP+ is determined by the Board of Directors of AbbVie and, for the year ended December 31, 2023, was 5% of the participant’s eligible earnings if the employee elected to contribute at least 2% to the Plan. For participants covered by ASP+, contributions are matched dollar for dollar up to 6% of the participant’s eligible earnings.

In addition, ASP+ participants receive an annual employer contribution if the ASP+ participant is employed by the Company on the last day of the Plan year or separated from employment during the Plan year due to death or retirement. The annual employer contribution is equal to a percentage of eligible compensation based on each eligible ASP+ participant’s age plus years of credited service according to the following schedule:

Age + Years of Credited Service (whole years)	Contribution Percentage
Less than 30	2%
30-39	3%
40-49	4%
50-59	5%
60-69	6%
70 or more	7%

Employer contributions are invested each pay period according to the employee’s investment elections.

The Plan offers a variety of investment options, including AbbVie common shares. AbbVie was established by the January 1, 2013 separation of Abbott Laboratories (“Abbott”) into two publicly traded companies. The separation was a tax-free distribution where Abbott shareholders received one share of AbbVie stock for every share of Abbott held as of the close of business on December 12, 2012, the record date for the distribution. Effective January 1, 2013, AbbVie participants may no longer make new contributions or transfer new money to purchase Abbott stock in the Plan; however, they may continue to hold Abbott stock in their Plan accounts.

8

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2023 and 2022

NOTE A - DESCRIPTION OF THE PLAN - Continued

Distributions

Following retirement, termination or death, participants or their beneficiaries receive distributions in cash and/or AbbVie common shares and may receive them in installments, lump sums or, at their election, annuity insurance contracts for certain account balances, as defined (as these contracts are allocated to the respective participants, they are not recorded as assets of the Plan), or direct rollovers, as applicable. Also, upon retirement, participants may elect to defer distribution to a future date but, after termination of employment, distribution must be made or commence by the 1st of April following the year the participant reaches age 73. Interest, dividends and other earnings will continue to accrue on such deferred amounts. In-service withdrawals are available in certain circumstances as defined by the Plan. The Plan also permits hardship withdrawals for participants who meet the criteria outlined in the Plan document.

Administrative Expenses

Participants are charged transaction fees for loan and withdrawal processing and commissions on purchases and sales of AbbVie shares and sales of Abbott stock. Investment fees for mutual funds, collective trusts, and managed accounts are charged against the net assets of the respective fund. AbbVie pays other record-keeping and administration fees, where applicable. Expenses paid by AbbVie are excluded from these financial statements.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and AbbVie’s contributions and allocations of plan earnings and is charged with any transaction fees or commissions incurred by the participant. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes Receivable from Participants

Participants may convert their pretax accounts into one or two loans to themselves. The borrowing may not exceed the lesser of the current market value of the assets allocated to their pretax accounts or 50% of all of their Plan accounts up to $50,000, subject to Internal Revenue Service (“IRS”) limitations and restrictions. Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made. Loans must be repaid within five years (or by the employee’s anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years (or until the employee’s anticipated retirement date, if sooner). Repayment is made through periodic payroll deductions, but a loan may be repaid in a lump sum at any time. For employees terminating employment with AbbVie during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

9

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2023 and 2022

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan uses the following methods and significant assumptions to estimate the fair value of investments:

Interest bearing cash - Valued at its holding amount.

Common stock, mutual funds and collective trust funds - Valued at the published net asset value (“NAV”) or market price per share.

Self-directed brokerage accounts – Include various securities, mainly consisting of cash and cash equivalents, common stock, exchange-traded funds, and mutual funds, which are valued at the closing price reported in the active market in which the securities are traded.

The fair value hierarchy under the accounting standard for fair value measurements consists of the following three levels:

•	Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets that the company has the ability to access;

•	Level 2 – Valuations based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations in which all significant inputs are observable in the market; and

•	Level 3 – Valuations using significant inputs that are unobservable in the market and include the use of judgment by the company’s management about the assumptions market participants would use in pricing the asset or liability.

10

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2023 and 2022

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation – Continued

The following tables set forth the fair value hierarchy levels of the Plan’s assets at fair value at December 31, (dollars in thousands):

	Basis of Fair Value Measurement
2023	Level 1	Level 2	Level 3	Total
Interest bearing cash	$73	$-	$-	$73
Common stock	2,394,792	-	-	2,394,792
Mutual funds	2,328	-	-	2,328
Collective trust funds	9,056,646	-	-	9,056,646
Self-directed brokerage accounts	96,315	-	-	96,315
Total assets at fair value	$11,550,154	$-	$-	$11,550,154

	Basis of Fair Value Measurement
2022	Level 1	Level 2	Level 3	Total
Common stock	$2,499,671	$-	$-	$2,499,671
Mutual funds	1,430,377	-	-	1,430,377
Collective trust funds	6,158,718	-	-	6,158,718
Self-directed brokerage accounts	59,031	-	-	59,031
Total assets at fair value	$10,147,797	$-	$-	10,147,797

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan. No allowance for credit losses has been recorded as of December 31, 2023 and 2022.

Investment Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Payment of Benefits

Benefits are recorded when paid.

11

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2023 and 2022

NOTE C – INVESTMENTS

A summary of AbbVie common share data as of December 31, is presented below:

	2023	2022
AbbVie common shares, 12,728,885 and 12,673,358 shares, respectively, (dollars in thousands)	$1,972,595	$2,048,141
Market value per share	$154.97	$161.61

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant accounts and the amounts reported in the statements of net assets available for benefits.

NOTE D - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in the common stock of AbbVie. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA. During 2023, the Plan received $75.2 million in common stock dividends from AbbVie.

Participants pay fees to the recordkeeper for loan and withdrawal transaction processing and also pay commissions on purchases and sales of AbbVie shares and sales of Abbott stock. These transactions qualify as permitted party-in-interest transactions.

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by AbbVie upon written notice to the Trustee and the Investment Committee and will be terminated if AbbVie completely discontinues its contributions under the Plan. All participants’ account balances are fully vested upon Plan termination. Upon termination of the Plan, distributions of each participant’s share in the Trust, as determined by the terms of the Plan, will be made to each participant. At the present time, AbbVie has no intention of terminating the Plan.

12

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2023 and 2022

NOTE F - TAX STATUS

The Plan has received a determination letter from the IRS dated August 20, 2018, stating that the Plan is qualified under Section 401(a) of the IRC, and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE G – SUBSEQUENT EVENTS

AbbVie has evaluated subsequent events and there were no additional subsequent events that require recognition or additional disclosure in these financial statements.

13

SUPPLEMENTAL SCHEDULE

AbbVie Savings Plan

EIN: 320375147, Plan Number: 001

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2023

(Dollars in thousands)

Identity of party involved/		Current
description of asset/ rate/ maturity	Cost (a)	value
*AbbVie Inc., common shares		$1,972,595

Abbott Laboratories, common shares		422,197

Interest bearing cash		73

Money market fund
Vanguard Federal Money Market		2,328

Collective trust funds
Capital Group EuroPacific Growth Trust, Class U2		283,447
Capital Group Growth Fund of America, Class U4		839,185
Capital Group Washington Mutual Investors Trust, Class U3		376,296
Diamond Hill Small/Mid-Cap Portfolio		211,881
Galliard Stable Return Fund W		356,831
Galliard Managed Income Fund Core		100,703
State Street Target Retirement 2020 Securities Lending Series Fund Class IV		167,084
State Street Target Retirement 2025 Securities Lending Series Fund Class IV		383,587
State Street Target Retirement 2030 Securities Lending Series Fund Class IV		541,370
State Street Target Retirement 2035 Securities Lending Series Fund Class IV		592,760
State Street Target Retirement 2040 Securities Lending Series Fund Class IV		579,899
State Street Target Retirement 2045 Securities Lending Series Fund Class IV		455,371
State Street Target Retirement 2050 Securities Lending Series Fund Class IV		302,970
State Street Target Retirement 2055 Securities Lending Series Fund Class IV		182,193
State Street Target Retirement 2060 Securities Lending Series Fund Class IV		87,445
State Street Target Retirement 2065 Securities Lending Series Fund Class IV		21,486
State Street Target Retirement Income Securities Lending Series Fund Class IV		79,200
State Street Global Allcap Equity Ex-US Index Securities Lending Series Fund Class II		566,379
State Street Russell Small/Mid Index Securities Lending Series Fund Class II		652,487
State Street S&P 500 Index Securities Lending Series Fund Class II		1,750,850
State Street US Bond Index Securities Lending Series Fund Class XIV		169,455
TCW Metwest Total Return Bond Fund Class A		355,767

Self-directed brokerage accounts		96,315

*Loans to participants, 3.25% to 8.50%		68,703

		$11,618,857

*Represents a party-in-interest transaction.

(a) Cost information omitted as all investments are fully participant directed.

15

AbbVie Puerto Rico Savings Plan

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

December 31, 2023 and 2022 and for the Year Ended December 31, 2023

With Report of Independent Registered Public Accounting Firm

AbbVie Puerto Rico Savings Plan

C O N T E N T S

December 31, 2023 and 2022 and for the Year Ended December 31, 2023

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of AbbVie Puerto Rico Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of AbbVie Puerto Rico Savings Plan (the Plan) as of December 31, 2023 and 2022, and the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2023 and 2022, and the changes in its net assets available for benefits for the year ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule Required by ERISA

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2023 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2018.

Chicago, Illinois

June 27, 2024

AbbVie Puerto Rico Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2023 and 2022

(Dollars in thousands)

	2023	2022
Assets
Cash	$5	$918
Investments, at fair value	492,629	468,717
Employer contributions receivable	915	512
Notes receivable from participants	5,347	4,597

Total assets	498,896	474,744

Liabilities
Excess contributions payable	-	2

Total liabilities	-	2

NET ASSETS AVAILABLE FOR BENEFITS	$498,896	$474,742

The accompanying notes are an integral part of these statements.

AbbVie Puerto Rico Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2023

(Dollars in thousands)

Additions
Contributions
Employer	$5,660
Participant	11,219
Rollovers	401

Total contributions	17,280

Investment income
Net appreciation in fair value of investments	23,558
Interest and dividends	10,667

Net investment income	34,225

Interest income on notes receivable from participants	266

Total additions	51,771

Deductions
Benefits paid to participants	27,273
Other expenses	344

Total deductions	27,617

NET INCREASE	24,154

Net assets available for benefits
Beginning of year	474,742

End of year	$498,896

The accompanying notes are an integral part of this statement.

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

NOTE A - DESCRIPTION OF THE PLAN

The following description of the AbbVie Puerto Rico Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

Employees of AbbVie Inc.’s ("AbbVie") selected subsidiaries and affiliates in Puerto Rico (the “Company”) may, after meeting certain employment requirements, voluntarily participate in the Plan. Any eligible employee who begins employment or re-employment on or after January 1, 2022, and any eligible employee who first becomes eligible to participate in the Plan on or after January 1, 2022, shall be covered by the AbbVie Puerto Rico Savings Plan Plus (“ASP+”) provisions set forth in the Plan document. The ASP+ provisions provide for automatic enrollment into the Plan and matching contribution and annual employer contribution formulas that differ from those that apply to participants who joined the Plan before January 1, 2022. The Plan’s sponsor is AbbVie Ltd. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Empower Retirement serves as the recordkeeper of the Plan and Empower Trust Company, LLC (“Custodian”) serves as the custodian. Banco Popular de Puerto Rico serves as trustee (“Trustee”) of the Plan.

Contributions and Vesting

Contributions to the Plan are paid to the AbbVie Puerto Rico Savings Plan Trust (“Trust”). The Trust is administered by the Trustee, the Custodian, and an investment committee comprised of AbbVie employees (the “Committee”).

Employees are eligible to make contributions immediately following their date of hire. Eligible employees electing to participate may choose to make their contributions from either pretax earnings or after-tax earnings or both, subject to certain limitations. Participants who have attained age 50 before the end of the Plan year and who are making the maximum pretax contribution are eligible to make catch-up contributions. Participants’ pretax contributions are a pay conversion feature, which is a salary deferral option under the provisions of Section 1081.01(d) of the Puerto Rico Internal Revenue Code of 2011 (“Puerto Rico Code”), as amended. All the contributions are subject to certain limitations of the Puerto Rico Code. Participant contributions may be invested in any of the investment options offered by the Plan.

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2023 and 2022

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Eligible employees who are not covered by ASP+ and who elect to participate in the Plan may contribute from 2% to 50% of their eligible earnings to the Trust. Eligible employees covered by ASP+ and who elect to participate in the Plan may contribute from 1% to 50% of their eligible earnings to the Trust. Following the 30-day period from an employee’s hire or eligibility date, employees covered by ASP+ who have not affirmatively enrolled in the Plan and elected a specified contribution type and percentage or who have not opted out of automatic contributions, will be automatically enrolled in the Plan to contribute 3% of their pretax earnings.

Employer matching contributions to the Plan are made each payroll period based on the participating employees’ eligible earnings. Catch-up contributions are not eligible for matching contributions. The amount of the employer matching contribution for participants not covered by ASP+ is determined by the Board of Directors of AbbVie and for the year ended December 31, 2023, was 5% of the participant’s eligible earnings if the employee elected to contribute at least 2% to the Plan. For participants covered by ASP+, contributions are matched dollar for dollar up to 6% of the participant’s eligible earnings.

In addition, ASP+ participants receive an annual employer contribution if the ASP+ participant is employed by the Company on the last day of the Plan year or separated from employment during the Plan year due to death or retirement. The annual employer contribution is equal to a percentage of eligible compensation based on each eligible ASP+ participant’s age plus years of credited service according to the following schedule:

Age + Years of Credited Service (whole years)	Contribution Percentage
Less than 30	2%
30-39	3%
40-49	4%
50-59	5%
60-69	6%
70 or more	7%

Employer contributions are invested each pay period according to the employee’s investment elections.

The Plan offers a variety of investment options, including AbbVie common shares. AbbVie was established by the January 1, 2013 separation of Abbott Laboratories (“Abbott”) into two publicly traded companies. The separation was a tax-free distribution where Abbott shareholders received one share of AbbVie stock for every share of Abbott held as of the close of business on December 12, 2012, the record date for the distribution. Effective January 1, 2013, AbbVie participants may no longer make new contributions or transfer new money to purchase Abbott stock in the Plan; however, they may continue to hold Abbott stock in their Plan accounts.

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2023 and 2022

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Participants are at all times fully vested in their own contributions and earnings thereon. Vesting in employer matching contributions and earnings thereon is based on the following vesting schedule:

Vesting
Years of Credited Service	Percentage
Less than 2 years	0%
2 years or more	100%

Vesting in the annual employer contribution for ASP+ participants is based on the following vesting schedule:

Vested
Years of Credited Service	Percentage
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee’s termination date. Forfeitures are used to (1) restore any forfeitures of participants who returned to service with the Company within a given period of time, (2) pay Plan expenses and (3) reduce future employer contributions if terminated participants do not return to service within the given period of time. In 2023, approximately $17,600 of forfeitures were used to reduce AbbVie’s contributions. As of December 31, 2023 and 2022, approximately $29,600 and $13,300, respectively, of forfeitures were available.

Distributions

Following retirement, termination or death, participants or their beneficiaries receive a distribution in cash, AbbVie common shares or direct rollovers, as applicable. Also, upon retirement, participants may elect to defer distribution to a future date, but distribution must be made or commence by the 1st of April following the year the participant reaches age 73. Interest, dividends and other earnings will continue to accrue on such deferred amounts. Prior to separation of service, participants are permitted to withdraw their rollover contributions and their after-tax contributions in shares or in cash, subject to certain limitations. In-service withdrawals are available in certain circumstances as defined by the Plan. The Plan also permits hardship withdrawals for participants who meet the criteria outlined in the Plan document.

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2023 and 2022

NOTE A - DESCRIPTION OF THE PLAN - Continued

Administrative Expenses

Participants are charged transaction fees for loan and withdrawal processing and commissions on purchases and sales of AbbVie shares and sales of Abbott stock. Investment fees for mutual funds and collective trusts are charged against the net assets of the respective fund. The Company pays other record-keeping and administration fees and Trustee fees, where applicable. Expenses paid by the Company are excluded from these financial statements.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and employer contributions and allocations of plan earnings and is charged with any transaction fees or commissions incurred by the participant. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes Receivable from Participants

Participants may convert their pretax accounts to one or two loans to themselves. The borrowing may not exceed the lesser of the current market value of the assets allocated to their pretax accounts or 50% of all of their Plan accounts up to $50,000, subject to the Puerto Rico Code limitations and restrictions. Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made. Loans must be repaid within five years (or by the employee’s anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years (or until the employee’s anticipated retirement date, if sooner). Repayment is generally made through periodic payroll deductions but a loan may be repaid in a lump sum at any time. For employees terminating employment with AbbVie during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2023 and 2022

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan uses the following methods and significant assumptions to estimate the fair value of investments:

Interest bearing cash - Valued at its holding amount.

Common stock, mutual funds and collective trust funds - Valued at the published net asset value (“NAV”) or market price per share.

The fair value hierarchy under the accounting standard for fair value measurements consists of the following three levels:

•	Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets that the company has the ability to access;

•	Level 2 – Valuations based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations in which all significant inputs are observable in the market; and

•	Level 3 – Valuations using significant inputs that are unobservable in the market and include the use of judgment by the company’s management about the assumptions market participants would use in pricing the asset or liability.

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2023 and 2022

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

The following tables set forth the fair value hierarchy levels of the Plan’s assets at fair value at December 31, (dollars in thousands):

	Basis of Fair Value Measurement
2023	Level 1	Level 2	Level 3	Total
Interest bearing cash	$20	$-	$-	$20
Common stock	248,885	-	-	248,885
Mutual funds	33,152	-	-	33,152
Collective trust funds	210,572	-	-	210,572
Total assets at fair value	$492,629	$-	$-	$492,629

	Basis of Fair Value Measurement
2022	Level 1	Level 2	Level 3	Total
Common stock	$258,093	$-	$-	$258,093
Mutual funds	27,950	-	-	27,950
Collective trust funds	182,674	-	-	182,674
Total assets at fair value	$468,717	$-	$-	$468,717

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan. No allowance for credit losses has been recorded as of December 31, 2023 and 2022.

Investment Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Payment of Benefits

Benefits are recorded when paid.

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2023 and 2022

NOTE C - INVESTMENTS

A summary of AbbVie common share data as of December 31, is presented below:

	2023	2022
AbbVie common shares, 1,289,881 and 1,275,259, respectively (dollars in thousands)	$199,893	$206,094
Market value per share	$154.97	$161.61

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant accounts and the amounts reported in the statements of net assets available for benefits.

NOTE D - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in the common stock of AbbVie. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA. During 2023, the Plan received $7.6 million in common stock dividends from AbbVie.

Participants pay fees to the recordkeeper for loan and withdrawal transaction processing and also pay commissions on purchases and sales of AbbVie shares and sales of Abbott stock. These transactions qualify as permitted party-in-interest transactions.

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by AbbVie upon written notice to the Trustee and Committee and will be terminated if AbbVie completely discontinues its contributions under the Plan. All participants’ account balances are fully vested upon Plan termination. Upon termination of the Plan, distributions of each participant’s share in the Trust, as determined by the terms of the Plan, will be made to each participant. At the present time, AbbVie has no intention of terminating the Plan.

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2023 and 2022

NOTE F - TAX STATUS

The Plan has received a determination letter from the Commonwealth of Puerto Rico’s Department of Treasury (“Treasury”) dated February 6, 2024, stating that the Plan is qualified under Section 1081.01 of the Puerto Rico Code, and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Puerto Rico Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Puerto Rico Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE G – SUBSEQUENT EVENTS

The Company has evaluated subsequent events and there were no subsequent events that require recognition or additional disclosure in these financial statements.

SUPPLEMENTAL SCHEDULE

AbbVie Puerto Rico Savings Plan

EIN: 980429860, Plan Number: 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2023

(Dollars in thousands)

Identity of party involved/		Current
description of asset	Cost (a)	value
*AbbVie Inc., common stock		$199,893

Abbott Laboratories, common stock		48,992

Interest bearing cash		20

Money market fund
Vanguard Federal Money Market Fund		33

Mutual funds
American Funds EuroPacific Growth Fund, Class R6		6,255
American Funds Growth Fund of America, Class R6		21,134
American Funds Washington Mutual Investors Fund, Class R6		5,730

Collective trust fund
Diamond Hill Small/Mid-Cap Portfolio R3		2,409
State Street Target Retirement 2020 Securities Lending Series Fund Clas IV		8,654
State Street Target Retirement 2025 Securities Lending Series Fund Clas IV		12,383
State Street Target Retirement 2030 Securities Lending Series Fund Clas IV		14,608
State Street Target Retirement 2035 Securities Lending Series Fund Clas IV		9,643
State Street Target Retirement 2040 Securities Lending Series Fund Clas IV		7,220
State Street Target Retirement 2045 Securities Lending Series Fund Clas IV		4,679
State Street Target Retirement 2050 Securities Lending Series Fund Clas IV		2,109
State Street Target Retirement 2055 Securities Lending Series Fund Clas IV		2,089
State Street Target Retirement 2060 Securities Lending Series Fund Clas IV		1,404
State Street Target Retirement 2065 Securities Lending Series Fund Clas IV		739
State Street Target Retirement Income Securities Lending Series Fund Clas IV		2,809
State Street Global Allcap Equity Ex-US Index Securities Lending Series Fund Class II		23,484
State Street Russell Small/Mid Index Securities Lending Series Fund Class II		14,637
State Street S&P 500 Index Securities Lending Series Fund Class II		42,434
State Street US Bond Index Securities Lending Series Fund Class XIV		7,022
TCW Metwest Total Return Bond Fund Class A		15,496
Galliard Stable Return Fund Class X		38,753

*Loans to participants, 3.25% to 8.50%		5,347

		$497,976

*Represents a party-in-interest transaction.

(a) Cost information omitted as all investments are fully participant directed.

EXHIBIT INDEX

Exhibit No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm — AbbVie Savings Plan

23.2	Consent of Independent Registered Public Accounting Firm — AbbVie Puerto Rico Savings Plan

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ABBVIE SAVINGS PROGRAM

Date: June 27, 2024	By:	/s/ Demetris Crum
Demetris Crum
Plan Administrator